SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the Month of August 03, 2006


                                   TELENT PLC

             (Exact name of Registrant as specified in its Charter)


                               New Century Park
                               PO Box 53
                               Coventry
                               CV3 1HJ

                       (Address of Registered Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Telent PLC ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.






The company has received the following notification:

                                                                 CIC Banque CIAL
                                                    31, rue Jean Wenger-Valentin
                                                        67958 Strasbourg cedex 9

                                                           Tel: 33 3 88 37 62 72
                                                    E-mail: Guyonhe@cmcic-sdm.fr



Telent plc
34 Grovesnor Square
London
W1K 2HD

28 July 2006

Object: obligation of disclosure of CIC Banque CIAL interest of 6%, 5%, 4% and 3% downwards of the nominal value of shares of Telent plc.

According to Section 199 Company Act 1985, CIC Banque CIAL complies with its obligations of disclosure of our interest of 6%, 5%, 4% and 3% downwards of the nominal value of shares of Telent plc.

The details of our interest in the shares of Telent Plc is the following:

-   Number of the share capital held by CIC Banque CIAL on 27 July 2006:
    1,526,303
-   Total number of the share capital in Telent Plc: 61,557,977
- Percentage of the share capital held by CIC Banque CIAL on 27th July 2006: 2.4795%

CIC Banque CIAL confirms to Telent PLC that CIC Banque CIAL acts for its own account and does not hold any Section 204 agreement or arrangement relating to the exercise of any voting rights applying to these shares.

Please do not hesitate to contact CIC Banque CIAL (phone number: 33 3 88 37 62
72,

e-mail: Guyonhe@cmcic-sdm.fr) whether you have any questions about this disclosure requirement.


Best regards


Herve Guyon (In-House Lawyer) and Celine Collin (Juriste de Marches)




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       TELENT PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 03 August 2006